UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number 001-5507

CUSIP NUMBER
559091608 Common Stock

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Magellan Petroleum Corporation
Full Name of Registrant

N/A
Former Name if Applicable

1775 Sherman Street, Suite 1950
Address of Principal Executive Office (Street and Number)

Denver, CO 80203
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 6, 2015, Magellan Petroleum Corporation (the "Company") announced the formation of a special committee of independent members of the Board of Directors of the Company (the "Special Committee") to consider various strategic alternatives potentially available to the Company. The Company's management has devoted substantial attention to the efforts and process of the Special Committee, including efforts to develop a comprehensive long-term economic model for the Company’s CO2-enhanced oil recovery ("CO2-EOR") program at Poplar, and has also devoted substantial attention to addressing the Company’s liquidity position, as discussed in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015. As a result of the increased burdens on the Company’s management and financial and accounting staff, which require additional time to finalize certain financial statement amounts and disclosures necessary for the completion of the financial statements to be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2015 (the "Form 10-K"), the Company is unable to file the Form 10-K within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Antoine J. Lafargue	720	484-2400
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report that for the fiscal year ended June 30, 2015 ("Fiscal 2015"), oil revenues decreased from $7.6 million in the prior fiscal year to $4.5 million, primarily as a result of significantly decreased oil prices. In addition, also as a result of significantly decreased oil prices, the Company expects to record a Fiscal 2015 impairment of its proved oil and gas properties of $17.4 million. Further, the Company expects to report a Fiscal 2015 loss on investment in securities of $12.9 million, which is largely attributable to an unrealized loss with respect to its investment in shares of Central Petroleum Limited (ASX: CTP) ("Central"). Net income for Fiscal 2015 has not yet been determined. The foregoing statements are based on the Company's current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ, as further discussed below. The risks include, but are not limited to, unexpected changes arising during the annual audit procedures.

This filing contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this filing that address activities, events, or developments with respect to our financial condition, results of operations, or economic performance that we expect, believe, or anticipate will or may occur in the future, that address plans and objectives of management for future operations, or that address activities of the Special Committee, are forward looking statements. The words "expect," "potential," and similar expressions are intended to identify forward looking statements. These forward looking statements may relate to the Company's businesses and prospects, revenues, expenses, progress in developing the Company's projects, the strategic alternatives review process, and other matters that involve a number of risks and uncertainties that may cause actual results to differ materially from results expressed or implied in the forward looking statements. These risks and uncertainties include the following: uncertainties regarding the availability of strategic alternatives and the interest and ability of parties in pursuing a potential strategic transaction involving the Company, as well as the viability of any proposed terms and conditions thereof, the uncertainties associated with our planned CO2-EOR program at Poplar, including uncertainties about the technical and economic viability of CO2-EOR techniques at Poplar; the uncertain nature of oil and gas prices, including uncertainties about the duration of the currently depressed oil commodity price environment and the related impact on the Company's revenues, project developments, and ability to obtain financing; uncertainties regarding the future value of Central's stock; uncertainties regarding the Company's ability to maintain sufficient liquidity and capital resources to implement the Company's projects; and other matters discussed in the Risk Factors sections of the Company's most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC. In addition, at this time, no decision on any particular strategic alternative or transaction has been reached and there is no guarantee that any future sale or other strategic transaction will occur. Any forward looking statements in this filing should be considered with these factors in mind. Any forward looking statements in this filing speak as of the date of this filing. The Company assumes no obligation to update any forward looking statements contained in this filing, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Magellan Petroleum Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 28, 2015	By	/s/ J. Thomas Wilson
J. Thomas Wilson
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).